[ON CHAPMAN AND CUTLER LLP LETTERHEAD]

August 15, 2019

VIA EDGAR CORRESPONDENCE

Elizabeth Bentzinger

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Investment Trust III
File Nos. 333-65269 and 811-09037

Dear Ms. Bentzinger:

This letter responds to your comments given during a telephone conversation with our office on August 1, 2019, regarding the registration statement filed on Form N-1A for Nuveen Investment Trust III (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on June 6, 2019, which relates to Nuveen Symphony High Yield Income Fund (the “Fund”), a series of the Trust, and our response letter filed with the Commission on July 31, 2019. The prospectus for the Fund will be revised in response to your comments.

PROSPECTUS

COMMENT 1 — FUND SUMMARY — FEES AND EXPENSES OF THE FUND

Please consider revising footnote 4 to the “Annual Fund Operating Expenses” table to more clearly reflect that there is an expense limitation that expires on July 31, 2021 and another expense limitation that is in effect thereafter.

RESPONSE TO COMMENT 1

In response to this comment, the first sentence of the footnote will be revised to read as follows: “The Fund’s investment adviser has agreed to waive fees and/or reimburse expenses so that the total annual operating expenses of the Fund (excluding 12b-1 distribution and/or service fees, interest expenses, taxes, acquired fund fees and expenses, fees incurred in acquiring and disposing of portfolio securities and extraordinary expenses) do not exceed 0.79% through July 31, 2021 or 1.35% after July 31, 2021 of the average daily net assets of any class of Fund shares.”

COMMENT 2 — FUND SUMMARY — PRINCIPAL RISKS

The Fund has agreed to add risk disclosure regarding the expected discontinuation of LIBOR to the section of the prospectus entitled “What the Risks Are—Loan risk.” Please consider also adding this disclosure under the “Fund Summary–Principal Risks” section.

RESPONSE TO COMMENT 2

As stated previously, the Fund will add the requested disclosure regarding the expected discontinuation of LIBOR to the section of the prospectus entitled “What the Risks Are—Loan risk,” which is designated as a principal risk of the Fund. Management believes that this appropriately discloses the risk to investors and respectfully declines to make additional revisions to the “Fund Summary–Principal Risks” section.

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
CHAPMAN AND CUTLER LLP

By:	/s/ Morrison C. Warren
Morrison C. Warren